

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 1, 2017

Mr. Shaoyun Han
Chief Executive Officer
Tarena International, Inc.
Suite 10017, Building E
Zhongkun Plaza, A18 Bei San Huan West Road
Haidian District, Beijing 100098
People's Republic of China

> **Re:** **Tarena International, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 20, 2016**
> **File No. 001-36363**

Dear Mr. Han:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications